Exhibit 16.1

October 27, 2010

Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

We have read the statements included under Item 4.01 of Form 8-K for the event that occurred on October 26, 2010, to be filed by our former client, Anchor Funding  Services, Inc. We agree with the statements made in response to that Item insofar as they relate to our Firm, except that we are not in a position to agree or disagree with Anchor Funding Services, Inc.'s statement that they did not, nor did anyone acting on their behalf consult with Scott and Company, LLP regarding the application of accounting principles to a specific transaction, either completed or proposed, as to the type of opinion that might be rendered on Anchor Funding Services financial statements or any reportable events described under Item 304(a)(2)(ii) of Regulation S-K.

Very truly yours,

/s/ Cherry Bekaert & Holland, L.L.P.

Cherry Bekaert & Holland, L.L.P.